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For Immediate Release

Sun Pharma Extends Tender Offer for Taro

Mumbai, India: July 14, 2008: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUN PHARMA, BSE: 524715) today announced its subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida), has extended the Expiration Date of the Tender Offer for purchase of all outstanding Ordinary Shares of Taro Pharmaceutical Industries Ltd. (Taro).  The Offer has been extended to 5:00 p.m., New York City time, on Tuesday, September 2, 2008.  This extension of the Expiration Date of the Tender Offer was recommended by the Honorable Judge Dr. Michal Agmon-Gonen J. of the Tel-Aviv District Court in order to allow the court to rule on the merits of the litigation commenced against Alkaloida and its affiliates by Taro and certain of its directors regarding the applicability of the special tender offer rules under the Israeli Companies Law to the Offer.  Such recommendation for extension was agreed upon by all parties to the litigation.

The Offer was commenced on June 30, 2008 in order to comply with the terms of the Option Agreement between Alkaloida and the controlling shareholders of Taro.  Alkaloida exercised its options to acquire shares of Taro from the controlling shareholders on June 25, 2008.  The Option Agreement required Alkaloida, promptly after exercising the options, to commence a tender offer at USD 7.75 per Ordinary Share of Taro held by other shareholders. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Monday, July 28, 2008.  As of 5:00 p.m., New York City time, on July 11, 2008, 700 Ordinary Shares had been tendered and not withdrawn from the Offer.

Greenhill & Co., LLC is acting as the Dealer Manager for the Tender Offer and MacKenzie is acting as the Information Agent for the Tender Offer.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, U.S. and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Nina Devlin / Erin Becker		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Gali Dahan		Ashish Contractor
+972 3 7693320		+1 212 389 1537

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